EXHIBIT 10.1

Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578
Tel: 704 423-7000
Fax: 704 423-7002
www.goodrich.com

March 1, 2004

Dear (Name):

As we discussed at the Global Management Meeting in Scottsdale, we have been working with the Compensation Committee of our Board of Directors to review our long-term incentive compensation plans. The Goodrich Stock Option Plan, as approved by our shareholders, provides us with the ability to use stock options, performance shares, restricted stock, and several other equity-based compensation tools.

The focus of our review was to ensure that our plans are competitive, both from an executive compensation standpoint as well as a shareholder standpoint. As you know, the current corporate environment includes increased corporate governance, regulatory oversight, and continued scrutiny of executive compensation. Shareholders want to ensure a balance between providing competitive, performance-based compensation to the management team while ensuring that their investment is not significantly diluted through equity compensation grants. With these issues in mind, we developed a recommendation for the Compensation Committee of our Board to consider. I am pleased to announce that the Committee unanimously approved our recommendation.

Our new Long-Term Incentive Plan will include grants of restricted stock, stock options, and performance units. The Compensation Committee and I believe that this new approach delivers the correct balance between shareholders and you, as the management team of Goodrich. We will develop a more comprehensive communication program to ensure that all participants fully understand the various components and their potential value, as well as providing periodic performance updates.

The weightings of each component of the Long-Term Incentive Plan will vary based upon the individual’s role within the organization. We have used salary level to define that level, and we will periodically adjust the breakpoints. Following is a chart which highlights the weightings at each level:

	Restricted	Stock	Performance
Management Level	Stock	Options	Units
Global Management Team (GMC attendees)	40%	30%	30%
Middle Management Team (Salary ≥ $150,000)	70%	30%	—
Management Team (Salary < $150,000)	100%	—	—

Our approach to long-term incentive compensation is to develop target long-term incentive value based on competitive data gathered from various executive compensation surveys. From these target values, we establish grant guidelines that are based on salary levels among the management team. These guidelines are intended to provide managers with a target level of long-term incentive compensation based on target level Company performance. An individual’s performance may also be considered in determining recommended grant levels. Recommended grants of restricted stock, stock options, and performance units are submitted to the Compensation Committee for final approval. Your personal 2004 long-term incentive plan participation includes the following grants:

Restricted Stock Stock Options: Performance Units	(Restricted) (Options) (Units)

Restricted Stock

The most significant change to the Long-Term Incentive Plan is the increased use of Restricted Stock. The major reasons for making this change are: (i) a strong management desire to provide a retention incentive; (ii) shareholder concerns about the dilution effect of stock option grants; and (iii) to encourage management ownership of Goodrich stock. As you have seen with the weightings, restricted stock will be a more significant component at all levels of the management team and the sole equity vehicle at lower levels. Restricted stock provides an underlying value to the participant, regardless of the direction of Goodrich stock price. This reduces the downside risk to participants in a declining stock price environment. As the stock price increases, the interests of management and shareholders are aligned.

The vesting period on the restricted stock is designed to provide retention value to the company. Vesting will occur 50% at the end of the third year, 25% at the end of the fourth year, and the remaining 25% at the end of the fifth year. Accelerated vesting will occur in the event of death, disability, or retirement. Unvested restricted stock units will be forfeited in the event of termination, voluntary or involuntary. Cash dividend equivalents will be paid to participants each quarter through regular payroll processing and will be treated as taxable for withholding purposes. These restricted stock units will be issued as of February 17, 2004, which will begin the vesting period.

Stock Options

The use of stock options will be limited in the future to those members of management earning at least $150,000 (which will be updated periodically). Beginning with the 2004 grants, which will be issued as of February 17, 2004, the grants will vest equally over three years (1/3 per year, rather than the current 35%, 35% and 30% schedule). The exercise price for these grants will be $30.53, the average of the high/low price on February 17, 2004. Also, all options granted, beginning in 2004 and beyond, will be nonqualified stock options. We will no longer be issuing incentive stock option grants. As you will recall, the incentive stock option grants allow a participant to exercise a grant and hold the shares with no taxable income recognition until the ultimate sale of the shares. However, the company does not recognize any compensation expense for incentive stock options due to their preferential tax treatment. The use of Incentive Stock Options has significantly declined in practice over the past several years.

Performance Units

We requested your consent to change the payout method of the former LTIP to cash rather than shares. This change reduces the utilization of Goodrich shares. The basic concept of the performance units will remain the same. You will be granted a number of performance units (essentially phantom shares) that will be earned based on the achievement of certain financial goals. Dividends paid during the measurement period will be reinvested in additional performance units.

The financial goals for the 2004 Performance Share grants are Return on Invested Capital (“ROIC”) and Relative Total Shareholder Return (“RTSR”). RTSR will be measured against a peer group of 34 aerospace and defense companies. As in the past, target will be median performance against the peer group, and threshold and maximum will be 25th and 75th percentile performance, respectively. We will begin to provide quarterly updates on performance against both the LTIP and ROIC measures.

For the 2004-2006 Performance Share Grants ROIC goals have been set as follows:

2004-2006 Goals	Return on Invested Capital*
Threshold	7.45%
Target (median)	8.35%
Threshold	9.45%

*Actual 2003 ROIC was 8.083%.

We will discuss these changes to the plans in more detail at the April Global Management Meeting in Charlotte. Some of these changes will be described in our upcoming Proxy Statement.

I am sure that you will agree that these plans balance your needs and the needs of our shareholders. I am excited about the changes and believe that these plans will help align the talented management of Goodrich to create value for our customers, our shareholders and each of us.

Marshall O. Larsen